                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                                  CHEROKEE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock,  par value $.01 Per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    16444H102
                -------------------------------------------------
                                 (CUSIP Number)


Michael E. Cahill, Esq.                 (213) 244-0000
Managing Director & General Counsel     865 South Figueroa  Street, Suite 1800
The TCW Group, Inc.                     Los Angeles, California  90017
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                October 31, 1995
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------          -------------------------------------------------------
CUSIP NO.16444H102                            PAGE         2        OF        15     PAGES
-----------------------------------          -------------------------------------------------------
----------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The TCW Group, Inc.
----------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a)/ /
                                                                                              (b)/ /
----------------------------------------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable.
----------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     / /

----------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
----------------------------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    330,000
   SHARES    ---------------------------------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY   ---------------------------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
    EACH
                    330,000
  REPORTING  ---------------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER
   PERSON
                    -0-
    WITH
----------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     330,000
----------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      / /

----------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
----------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, CO
----------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------          -------------------------------------------------------
CUSIP NO.16444H102                            PAGE         3        OF        15     PAGES
-----------------------------------          -------------------------------------------------------
----------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TCW Asset Management Company
----------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a)/ /
                                                                                              (b)/ /
----------------------------------------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable.
----------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     / /

----------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
----------------------------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    330,000
   SHARES    ---------------------------------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY   ---------------------------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
    EACH
                    330,000
  REPORTING  ---------------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER
   PERSON
                    -0-
    WITH
----------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     330,000
----------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      / /

----------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
----------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO, IA
----------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------          -------------------------------------------------------
CUSIP NO.16444H102                            PAGE         4        OF        15     PAGES
-----------------------------------          -------------------------------------------------------
----------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Crescent/MACH I G.P. Corporation
----------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a)/ /
                                                                                              (b)/ /
----------------------------------------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable.
----------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     / /

----------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
----------------------------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    165,000
   SHARES    ---------------------------------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY   ---------------------------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
    EACH
                    165,000
  REPORTING  ---------------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER
   PERSON
                    -0-
    WITH
----------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     165,000
----------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      / /

----------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.55%
----------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------          -------------------------------------------------------
CUSIP NO.16444H102                            PAGE         5        OF        15     PAGES
-----------------------------------          -------------------------------------------------------
----------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TCW Shared Opportunity Fund II, L.P.
----------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a)/ /
                                                                                              (b)/ /
----------------------------------------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable.
----------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     / /

----------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    165,000
   SHARES    ---------------------------------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY   ---------------------------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
    EACH
                    165,000
  REPORTING  ---------------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER
   PERSON
                    -0-
    WITH
----------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     165,000
----------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      / /

----------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.55%
----------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
----------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------          -------------------------------------------------------
CUSIP NO.16444H102                            PAGE         6        OF        15     PAGES
-----------------------------------          -------------------------------------------------------
----------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Crescent/MACH I Partners, L.P.
----------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a)/ /
                                                                                              (b)/ /
----------------------------------------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable.
----------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     / /

----------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    165,000
   SHARES    ---------------------------------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY   ---------------------------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
    EACH
                    165,000
  REPORTING  ---------------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER
   PERSON
                    -0-
    WITH
----------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     165,000
----------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      / /

----------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.55%
----------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
----------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Cherokee Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 6835 Valjean Avenue, Van Nuys, California 91406.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of:

  (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

  (2) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

  (3) Crescent/MACH I G.P. Corporation, a Texas corporation and wholly-owned subsidiary of TAMCO ("Crescent G.P.");

  (4) TCW Shared Opportunity Fund II, L.P., a Delaware limited partnership of which TAMCO is the General Partner ("SHOP II"); and

  (5) Crescent/MACH I Partners, L.P., a Delaware Limited Partnership of which Crescent G.P. is the General Partner ("MACH I").

SHOP II and MACH I are hereinafter collectively referred to as the "Investing L.P.'s." TCWG, TAMCO, Crescent G.P., and the Investing L.P.'s are hereinafter collectively referred to as the "TCW Related Entities."

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors, including the Investing L.P.'s. SHOP II is an investment partnership which invests primarily in below-investment-grade debt securities including obligations of companies in financial distress and/or bankruptcy, public and private securities and loans which appear to be undervalued, and other types of securities and loans, including short sales, options, partnership interests, trade claims and promissory notes. MACH I is an investment partnership which invests in a diversified portfolio of senior and subordinated indebtedness of U.S. corporations, partnerships and other entities, and of equity interests of U.S. and or foreign corporations, partnerships and other entities.

The sole purpose of this Schedule 13D Amendment No. 2 filing is to report:
   (i) that SHOP II, effective October 31, 1995, changed its name from Crescent Shared Opportunity Fund II, L.P. to TCW Shared Opportunity Fund II, L.P.;

  (ii) that TAMCO, as of October 31, 1995, acquired 100% of the capital stock of Crescent G.P.;

  (iii) that TAMCO, as of October 31, 1995, was substituted as G.P. of MACH I;
        and

  (iv) that Crescent G.P. and the Investing L.P.'s have withdrawn from and disclaim inclusion in the group described in Item 2 of the Amendment No. 1 Schedule 13D filing, which this filing amends (the "Amendment No. 1 Schedule 13D").

(a)-(c) & (f)
   (i) The executive officers of TCWG are listed below. The principal business address and principal executive office address for TCWG and its executive officers is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:



EXECUTIVE OFFICERS
Robert A. Day                 Chairman of the Board & Chief Executive Officer
Ernest O. Ellison             Vice Chairman of the Board
Marc I. Stern                 President
Alvin R. Albe, Jr.            Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.         Executive Vice President & Group Managing Director
Michael E. Cahill             Managing Director, General Counsel & Secretary
David K. Sandie               Managing Director, Chief Financial Officer & Assistant Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (ii) The executive officers and directors of TAMCO are listed below. The principal business address and principal executive office address for TAMCO and its executive officers and directors is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS & DIRECTORS
Robert A. Day                 Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.         Director & Vice Chairman of the Board
Marc I. Stern                 Director, Vice Chairman of the Board & Chief Investment Officer - International
Ernest O. Ellison             Chief Investment Officer - Domestic Fixed Income
Alvin R. Albe, Jr.            Director, Executive Vice President, Finance & Administration
Michael E. Cahill             Managing Director, General Counsel & Secretary
David K. Sandie               Managing Director, Chief Financial Officer & Assistant Secretary
Hilary G.D. Lord              Senior Vice President, Chief Compliance Officer & Assistant Secretary

  (iii) The executive officers and directors of Crescent G.P. are listed below. The principal business address of Crescent G.P. and its executive officers and directors is 11100 Santa Monica Boulevard, Suite 2050, Los Angeles, California 90067. The principal executive office address of Crescent G.P. and its executive officers and directors is 865 South Figueroa Street, Los Angeles, California 90017. The principal business of Crescent G.P. is to act as the general partner of MACH I. Each executive officer and director is a citizen of the United States of America.

EXECUTIVE OFFICERS AND DIRECTORS
Thomas O. Hicks               President
Robert D. Beyer               Director, Senior Vice President and Secretary
Paul D. Stone                 Vice President, Treasurer and Assistant Secretary
Mark L. Attanasio             Director and Senior Vice President
Jean-Marc Chapus              Director, Vice President and Assistant Secretary
Donald J. Puglisi             Director and Vice President

  (iv) TAMCO is the sole general partner of SHOP II. See information in paragraph (ii) above regarding TAMCO and its executive officers and directors.

   (v) Crescent G.P. is the sole general partner of MACH I. See information in paragraph (iii) above regarding Crescent G.P. and its executive officers and directors.

(d)-(e)

During the last five years, neither the TCW Related Entities, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No securities of the Issuer have been acquired by any of the TCW Related Entities since the filing of the Amendment No. 1 Schedule 13D by the Investing L.P.'s. Please see Item 2 above for further clarification regarding the change in control of Crescent G.P. and the Investing L.P.'s and their withdrawal from the group described in the Amendment No. 1 Schedule 13D. As previously disclosed in the Amendment No. 1 Schedule 13D, the Investing L.P.'s utilized funds available for investment for the acquisition of their shares of the Issuer's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

This Amendment No. 2 to Schedule 13D does not report the acquisition of any additional shares of the Issuer's Common Stock by any of the TCW Related Entities, but rather is being filed to report the change in control of Crescent G.P. and the Investing L.P.'s (described in Item 2, above). In addition, Crescent G.P. and the Investing L.P.'s have withdrawn from the group described in Item 2 of the Amendment No. 1 Schedule 13D (the "Group"). Crescent G.P.'s and the Investing L.P.'s withdrawal from the Group has thereby changed the purpose for which the Investing L.P.'s hold shares of the Issuer's Common Stock. Crescent G.P. and the Investing L.P.'s now hold shares of the Issuer's Common Stock solely and exclusively for investment purposes, and expressly without any intent, purpose or effect of changing or influencing control of the Issuer.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (a) As of the date of the filing of the originally filed Schedule 13D, the Amendment No. 1 Schedule 13D and as of the date of this Amendment No. 2 to
Schedule 13D, MACH I beneficially owns 165,000 shares of the Issuer's Common Stock which is approximately 2.55% of the outstanding shares of the Issuer's Common Stock; Crescent G.P., as the general partner of MACH I, may be deemed to beneficially own 165,000 shares of the Issuer's Common Stock which is approximately 2.55% of the outstanding shares of the Issuer's Common Stock.

As of the date of the filing of the originally filed Schedule 13D, the Amendment No. 1 Schedule 13D and as of the date of this Amendment No. 2 to
Schedule 13D, SHOP II beneficially owns 165,000 shares of the Issuer's Common Stock which is approximately 2.55% of the outstanding shares of the Issuer's Common Stock.

TAMCO, as the general partner of SHOP II, the parent corporation of Crescent G.P. and as the investment adviser of SHOP II and MACH I, may be deemed to beneficially own shares of the Issuer's Common Stock held by the Investing L.P.'s, all of which constitutes 330,000 shares or approximately 5.1% of the outstanding shares of the Issuer's Common Stock.

TCWG, as the parent corporation of TAMCO, may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the Investing L.P.'s, all of which constitutes 330,000 shares of the Issuer's Common Stock (approximately 5.1% of the outstanding shares of the Issuer's Common Stock). TCWG, TAMCO and Crescent G.P. each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

  (b) TAMCO, as the sole general partner of SHOP II, has discretionary authority and control over all of the assets of SHOP II pursuant to the limited partnership agreement of SHOP II including the power to vote and dispose of the Issuer's Common Stock held by SHOP II. TAMCO, as the parent of Crescent G.P., may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that are held by MACH I. Crescent G.P., as the sole general partner of MACH I, has discretionary authority and control over all of the assets of MACH I pursuant to the limited partnership agreement of MACH I including the power to vote and dispose of the Issuer's Common Stock held by MACH I. In addition, TAMCO, as the investment manager of the Investing L.P.'s, has discretionary authority and control over all of the assets of such accounts pursuant to the investment management agreements relating to such accounts including the power to vote and dispose of the Issuer's Common Stock held in the name of the Investing L.P.'s. Therefore, Crescent G.P. has the power to vote and dispose of 165,000 shares of the Issuer's Common Stock and TAMCO has the power to vote and dispose of 330,000 shares of the Issuer's Common Stock.

TCWG, as the parent of TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have power to vote and dispose, all of which constitutes 330,000 shares of the Issuer's Common Stock.

  (c) None of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors or general partners, have effected transactions involving the Issuer's Common Stock during the last 60 days.

  (d) None.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

TAMCO, as investment adviser of the Investing L.P.'s, receives a fee for managing the assets of each Investing L.P.

There are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D and are thereby incorporated herein:

Exhibit 1.1- Agreement of TCW Related Entities regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Cherokee Inc. dated as of November 17, 1995.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of the seventeenth day of November, 1995.

THE TCW GROUP, INC.


_______________________________________
Michael E. Cahill
Managing Director and General Counsel

TCW ASSET MANAGEMENT COMPANY


_______________________________________
Mohan V. Phansalkar, Vice President,
Associate General Counsel and
Assistant Secretary

CRESCENT/MACH I G.P. CORPORATION


_______________________________________
Nicholas W. Tell, Jr.
Assistant Secretary

TCW SHARED OPPORTUNITY FUND II, L.P.


_______________________________________
Mohan V. Phansalkar
Vice President, Associate General Counsel and
Assistant Secretary of TCW Asset Management
Company, the general partner of TCW Shared
Opportunity Fund II, L.P.

CRESCENT/MACH I PARTNERS, L.P.


_______________________________________
Nicholas W. Tell, Jr.
Assistant Secretary of Crescent/MACH I G.P.
Corporation, the general partner of Crescent/MACH I
Partners, L.P.

                                   SCHEDULE I
                               BOARD OF DIRECTORS
                                       OF
                               THE TCW GROUP, INC.


All of the following individuals are directors of The TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

HOWARD P. ALLEN                         HAROLD R. FRANK
Former Chairman & CEO                   Chairman of the Board
Southern California Edison              Applied Magnetics Corporation
2244 Walnut Grove Blvd.                 75 Robin Hill Rd.
Rosemead, CA  91770                     Goleta, CA  93017

JOHN M. BRYAN                           DR. HENRY A. KISSINGER
Partner                                 Chairman
Bryan & Edwards                         Kissinger Associates, Inc.
600 Montgomery St., 35th Floor          350 Park Ave., 26th Floor
San Francisco,  CA 94111                New York, NY  10022

ROBERT A. DAY                           KENNETH L. LAY
Chairman of the Board,                  Enron Corp.
Chairman and Chief Executive Officer    1400 Smith Street
Trust Company of the West               Houston, TX 77002-7369
200 Park Avenue, Suite 2200
New York, New York  10166               MICHAEL T. MASIN, ESQ.
                                        Vice Chairman
DAMON P. DE LASZLO, ESQ.                GTE Corporation
Managing Director of Harwin             One Stamford Forum
Engineers S.A., Chairman & D.P.         Stamford, CT  06904
Advisers Holdings Limited
Byron's Chambers                        EDFRED L. SHANNON, JR.
A2 Albany, Piccadilly                   Investor/Rancher
London W1V 9RD - England                1000 S. Fremont Ave.
(Citizen of United Kingdom)             Alhambra, CA  9l802

WILLIAM C. EDWARDS                      ROBERT G. SIMS
Partner - Bryan & Edwards               Private Investor
3000 Sand Hill Road, Suite 190          11828 Rancho Bernardo, Box 1236
Menlo Park, CA  94025                   San Diego, CA  92128

ERNEST O. ELLISON                       CARLA A. HILLS
Vice Chairman                           1200 19th Street, N.W.
Trust Company of the West               5th Floor
865 South Figueroa St., Suite 1800      Washington, DC  20036
Los Angeles, California 90017

                                  EXHIBIT INDEX

                                                                      Sequential
Exhibit                                                                  Page
Number                     Description                                  Number
------                     -----------                                  ------

1.1       Agreement of TCW Related Entities regarding a joint             14
          Schedule 13D (and such amendments as may become necessary)
          with respect to the Common Stock of Cherokee Inc. dated as of November 17, 1995.






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